August 27, 2018

James Sinclair
Executive Chairman
Tanzanian Royalty Exploration Corporation
44th Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4
Canada

       Re: Tanzanian Royalty Exploration Corporation
           Registration Statement on Form F-3
           Filed August 20, 2018
           File No. 333-226949

Dear Mr. Sinclair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at (202) 551-7576 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Daniel Eng